Name of Registrant Fortress Biotech, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

June 1, 2021

Dear Fortress Biotech, Inc. Shareowner:

Vote AGAINST Re-election of Director Nominees Lindsay A. Rosenwald, J. Jay Lobell, Dov Klein, Malcolm Hoenlein and Jimmie Harvey, Jr.

At the June 17, 2021 Fortress Biotech, Inc. Annual General Meeting CalPERS will be voting AGAINST Lindsay A. Rosenwald (Board Chair), J. Jay Lobell, Dov Klein, Malcolm Hoenlein (Nominating and Corporate Governance Committee members), and Jimmie Harvey, Jr. (long-tenured director with 12 or more years of service) who are standing for re-election at the company’s 2021 Annual General Meeting. As of record date April 20, 2021, CalPERS owned approximately 93,000 shares of Fortress Biotech, Inc. common stock. As a long-term shareowner of the company, we believe these five board members have demonstrated a lack of responsiveness requests to address board composition related to diversity.

CalPERS Governance & Sustainability Principles Advocate for Board Diversity

Consistent with the CalPERS Governance & Sustainability Principles1 we believe the board should facilitate a process that ensures a thorough understanding of the diverse characteristics necessary to effectively oversee management's execution of a long-term business strategy. Specifically, board diversity should be thought of in terms of skill sets, gender, age, nationality, race, sexual orientation, gender identity, and historically under-represented groups. Consideration should go beyond the traditional notion of diversity to include a more broad range of experience, thoughts, perspectives, and competencies to help enable effective board leadership.

Growing Evidence Diversity is Good for Business Performance

The 2020 McKinsey & Co. study, “Diversity wins: How inclusion matters”, shows that companies in the top-quartile for gender diversity on executive teams were 25% more likely to have above-average profitability than companies in the fourth quartile – up from 21% in 2017 and 15% in 2014. For ethnic/cultural diversity, in 2019, top-quartile companies were 36% more likely to outperform on profitability than those in the fourth quartile.2

1 California Public Employees’ Retirement System Governance & Sustainability Principles
https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf
2 McKinsey & Company, “Diversity wins: How inclusion matters” by Sundiatu Dixon-Fyle, Kevin Dolan, Vivian Hunt, and Sara Prince, May 2020.
https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-wins-how-inclusion-matters#

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

Hold Directors Accountable for Not Engaging with Shareholders

CalPERS believes Board Chair Lindsay A. Rosenwald, Nominating and Corporate Governance Committee members, J. Jay Lobell, Dov Klein, Malcolm Hoenlein, and long-tenured director, Jimmie Harvey, Jr., participate in the consideration of director nominees. These five directors can play a major role in identifying and recruiting diverse qualified directors in the director selection process. We believe these board members should be held accountable for a lack of responsiveness to shareowner engagement surrounding board diversity. Shareowner engagement can strengthen the oversight of companies and be beneficial for the company and its shareowners.

Governance Concerns at Fortress Biotech, Inc.

In addition to our request to vote AGAINST Lindsay A. Rosenwald, J. Jay Lobell, Dov Klein, Malcolm Hoenlein, and Jimmie Harvey, Jr., we would like to highlight the following governance concerns at the company:
•	Non-responsiveness to CalPERS’ requests to engage the company regarding improving its board diversity
•	Has combined Chair/CEO
•	Has plurality vote standard for uncontested director elections
•	Does not allow proxy access

Accountability Concerns at Fortress Biotech, Inc.– Vote AGAINST Re-election of Lindsay A. Rosenwald, J. Jay Lobell, Dov Klein, Malcolm Hoenlein and Jimmie Harvey, Jr.

We believe Board Chair Lindsay A. Rosenwald, Nominating and Corporate Governance Committee members, J. Jay Lobell, Dov Klein, Malcolm Hoenlein, and long-tenured director, Jimmie Harvey, Jr., should be held accountable for demonstrating a lack of board responsiveness to shareowners’ concerns and engagement efforts on board diversity issues. Please vote AGAINST the re-election of these five board members at the June 17, 2021 Annual General Meeting.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager, at Engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,

Simiso Nzima
Investment Director, Global Equity CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.
CalPERS Public Employees’ Retirement System Shareowner Alert